SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02044958

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

COMMISSION FILE NUMBER 0-9924
1-12332

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 879-9230

Total number of pages in this report
including Exhibits is 19.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

Financial Statements and Exhibits

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Administrator and Participants
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama
June 4, 2002

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments:		
Protective Life Corporation common stock	$ 71,498,903	$ 82,625,371
AIM Constellation Fund	2,584,101	2,677,596
American Express Trust Income Fund II	10,132,673	6,322,514
American Express Trust Equity Index Fund II	6,859,890	7,221,457
AXP Blue Chip Advantage Fund (Y)	8,261,627	9,896,004
AXP New Dimensions Fund (Y)	5,807,821	6,264,084
Templeton Foreign Fund (Class I)	1,177,788	1,112,846
Massachusetts Investors Growth Stock Fund A	84,636	---
Massachusetts Investors Trust A	30,454	---
MFS Bond Fund A	15,968	---
MFS Emerging Growth Fund A	70,307	---
MFS Global Growth Fund A	29,914	---
MFS Government Securities Fund A	12,812	---
MFS Large Cap Growth Fund A	26,150	---
MFS Money Market Fund	154,645	---
MFS New Discovery Fund A	77,266	---
MFS Research Fund A	34,034	---
MFS Strategic Growth Fund A	89,203	---
MFS Value Fund A	16,513	---
Protective Life Insurance Company guaranteed investment contracts	---	2,282,493
Short-term investments	1,387,776	1,117,886
Loans to participants	2,904,051	2,802,706
Total investments	111,256,532	122,322,957
Cash	1,991	239,756
Employee deposits receivable	209,532	---
Employer contributions receivable	31,354	561,185
Receivable for securities sold	---	140,026
Accrued dividend	---	13,204
Accrued interest receivable	2,397	6,188
	111,501,806	123,283,316

See notes to financial statements.

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Pending loan payments	10, 371	42,069
Note payable to affiliate	4,498,868	4,841,063
Accrued interest on note payable to affiliate	337,415	363,080
	4,846,654	5,246,212
Net assets available for plan benefits	$106,655,152	$118,037,104

See notes to financial statements

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
Net investment income:	
Dividends on Protective Life Corporation common stock	$1,382,435
Other dividends	105,978
Interest on Protective Life Insurance Company guaranteed investment contracts	84,923
Other interest	277,669
Net investment income	1,851,005
Net decrease in the fair value of investments	(12,599,616)
Deposits by participating employees	6,679,519
Contributions by employer	31,354
Withdrawals	(7,671,420)
Interest expense on note payable to affiliate	(337,415)
Assets transferred from merged plan	664,621
Net decrease	(11,381,952)
Net assets available for plan benefits:	
Beginning of year	118,037,104
End of year	$106,655,152

See notes to financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1- Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the Plan) have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments - Investments are stated at aggregate current value. Fair values for mutual funds were obtained from the plan's trustee which obtained such values from independent pricing services. Fair value for common stock was obtained through quoted market prices on an actively traded market. Fully benefit-responsive guaranteed investment contracts are valued at contract value. Purchases and sales are reflected as of the trade date. There were unsettled trades of $0 and $140,026 at December 31, 2001 and 2000, respectively. Investment income is recorded when earned. The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Employee Deposits Receivable - Employee deposits due from employers are accrued based on unremitted deductions from participating employees' payroll compensation.

Employer Contributions - Protective Life Corporation and its subsidiaries (the Employer) contribute 100% of up to 4% of employee compensation deposited to the Plan during the year. The Employer contribution is made in the Employer's common stock through an employee stock ownership feature. Eligible participants receive profit sharing contributions if the Company achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, will be between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2001 was 1.5% for eligible participants.

The matching and profit sharing contributions are valued at the average market value of the related shares as defined in the Plan Agreement.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 2 - Plan Description

Protective Life Corporation (the Company) shareholders approved the Plan to provide retirement benefits for eligible employees of the Company and its subsidiaries. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan funded by individual voluntary employee deposits, not to exceed $10,500 in the year 2001, and Employer matching and profit sharing contributions. In addition, employee deposits plus employer matching and profit sharing contributions cannot exceed 25% of total employee compensation. Employee deposits, made on a before-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. As such, they are not subject to federal income tax until the funds are disbursed. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan Agreement. Plan benefits include participants' account balances as computed by the plan trustee in accordance with Plan provisions. Benefits are allocated based upon the election of the individual participant.

During 2001, net assets of approximately $664,621 were transferred to the Plan from the Matrix Direct, Inc. Profit Sharing Plan and Trust (the "Matrix Plan"). This transfer is reflected in the statement of changes in net assets available for plan benefits as assets transferred from merged plan. Accordingly, the statement of changes in net assets available for plan benefits for the year ended December 31, 2001 included all activity of the Matrix Plan subsequent to the transfer date.

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Real estate loans are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates at December 31, 2001 ranged from 6.0% to 10.5%.

American Express Trust Company (American Express) serves as the Plan's trustee and performs all administrative and custodial duties. All participant deposits are fully vested at all times. With respect to Employer matching contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive one year breaks in service, as defined in the plan document. Amounts forfeited will be applied to reduce future Employer matching contributions. During 2001 and 2000, shares of Employer common stock in the amount of 891 and 1,241, respectively, were forfeited.

Administrative expenses are paid by the Company, except brokerage commissions paid on the Company stock fund transactions. Commissions paid on Company stock fund transactions were approximately $3,500 in 2001. These commissions are reflected in the financial statements as a reduction of employee deposits and reduction of proceeds on sale.

Included in other dividends in the statement of changes in net assets available for plan benefits for the year ended December 31, 2001 is approximately $74,446 of investment income relating to assets managed by American Express.

Participating employees elect to authorize the Company to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers sixteen mutual and two collective funds, as well as Company common stock, as investment options. All employer matching and profit sharing contributions are invested in Company common stock.

NOTE 3 - Guaranteed Investment Contracts

Prior to June 30, 2001, one of the Plan's investment options was the guaranteed investment contract option, in which fund assets are used to purchase units in fully-benefit responsive guaranteed investment contracts. Five-year contracts were previously issued by Protective Life Insurance Company, a wholly-owned subsidiary of the Company, as detailed below. Protective Life Insurance Company maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2001, and 2000, the Plan's investment in Protective Life Insurance Company guaranteed investment contracts was as follows:

	2001	2000
Annual rate of return of 7.00%, matured June 30, 2001	$0	$2,282,493

NOTE 4 - Investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,599,616 as follows:

Mutual and collective funds	$ (4,088,246)
Common stock	(8,511,370)
	($12,599,616)

The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 2001 and 2000:

	2001	2000
Protective Life Corporation Common Stock (2,471,445 and 2,562,027 shares, respectively)	$71,498,903	$82,625,371
AXP Blue Chip Advantage Fund (Y)	$ 8,261,627	$9,896,004
AXP New Dimensions Fund (Y)	$ 5,807,821	$6,264,084
American Express Trust Equity Index II	$ 6,859,890	$7,221,457
American Express Trust Income Fund II	$10,132,673	$6,322,514

NOTE 5 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Company common stock from an affiliate of Protective Life Corporation at a cost of $6,890,000. As of December 31, 2001, 1,001,391 of these shares had not been allocated to Plan participants' accounts. The market value of the unallocated shares as of December 31, 2001 is $28,970,249. The purchase of these shares was financed through the issuance of a note payable to the affiliate in the amount of $6,890,000. The balance of the note as of December 31, 2001, is $4,498,868. The note bears interest at an annual rate of 7.5%. Dividends paid by the Company on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Company for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2002	$ 660,550
2003	412,126
2004	443,036
2005	476,263
2006	511,982
Thereafter	1,994,911
	$4,498,868

Subsequent to December 31, 2001, the Company's 2001 matching and profit sharing contribution was made in the total amount of $4,666,037 by allocating to Plan participants 147,535 of the previously unallocated shares, purchasing 868 shares from the Company, allocating 891 shares which were forfeited during the year ended December 31, 2001, and the Company contributing 1,010 shares. The 1,010 shares contributed by the Company have been accrued by the Plan as employer contributions receivable in the accompanying statement of net assets available for plan benefits as of December 31, 2001.

NOTE 6 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31 2001	December 31 2000
Assets:		
Protective Life Corporation common stock	$56,080,786	$64,118,074
Short-term investments	1,111,613	1,068,231
Cash	762	233
Employer contributions receivable	31,354	561,185
Accrued interest receivable	1,928	5,545
Total assets	57,226,443	65,753,268
Liabilities and Net Assets:		
Accrued transfers and other liabilities	-	0
Note payable to affiliate	4,498,868	4,841,063
Accrued interest on note payable to affiliate	337,415	363,080
Total liabilities	4,836,283	5,204,143
Net assets	$52,390,160	$60,549,125

	Year Ended December 31, 2001
Changes in net assets:	
Dividends and interest	$ 1,107,996
Net depreciation	(6,573,619)
Transfers within trust	(70,054)
Contribution by employer	31,354
Benefits paid to participants	(2,317,227)
Interest expense	(337,415)
	($8,158,965)

NOTE 7 - Income Tax Status

The Plan obtained its latest determination letter during 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended and the Plan has applied for a new determination letter. Although the new determination letter has not yet been received, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 - Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested, and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan. All assets will be distributed based on the current value of assets available for plan benefits.

NOTE 9 - Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements.

NOTE 10 - Financial Instruments

As of December 31, 2001 and 2000, the carrying amounts of cash and cash equivalents, short-term investments, and receivables are representative of fair value due to the short maturity of these instruments.

As of December 31, 2001 and 2000, all investments have a carrying value equal to fair value except for Protective Life Insurance Company guaranteed investment contracts, which are stated at contract value of $2,282,493 as of December 31, 2000. The fair value of common stock is based on quotations from an actively-traded market. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of guaranteed investment contracts is determined by discounting the contract value based on interest rates available at year end for contracts with similar maturities and was $2,295,734 as of December 31, 2000.

Loans to participants are carried at cost. The Plan administrator believes it is not practicable to determine the fair value of its loans to participants due to various interest rates and maturities. Loans rates range from 6.0% to 10.5%.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

a.	b. Identity Issue	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$31,220,225 A	$71,498,903
	AIM Constellation Fund	Mutual Fund	B	2,584,101
*	American Express Trust Income Fund II	Collective Fund	B	10,132,673
*	American Express Trust Equity Index Fund II	Collective Fund	B	6,859,890
*	AXP Blue Chip Advantage Fund (Y)	Mutual Fund	B	8,261,627
*	AXP New Dimensions Fund (Y)	Mutual Fund	B	5,807,821
	Massachusetts Investors Growth Stock Fund A	Mutual Fund	B	84,636
	Massachusetts Investors Trust A	Mutual Fund	B	30,454
	MFS Bond Fund A	Mutual Fund	B	15,968
	MFS Emerging Growth Fund A	Mutual Fund	B	70,307
	MFS Global Growth Fund A	Mutual Fund	B	29,914
	MFS Government Securities Fund A	Mutual Fund	B	12,812
	MFS Large Cap Growth Fund A	Mutual Fund	B	26,150
	MFS Money Market Fund	Mutual Fund	B	154,645
	MFS New Discovery Fund A	Mutual Fund	B	77,266
	MFS Research Fund A	Mutual Fund	B	34,034

	MFS Strategic Growth Fund A	Mutual Fund	B	89,203
	MFS Value Fund A	Mutual Fund	B	16,513
	Templeton Foreign Fund (Class I)	Mutual Fund	B	1,177,788
*	Short-term investments	Cash and cash equivalents	1,387,776	1,387,776
*	Loans to participants	Loans, interest rates range from 6.0% to 10.5%	B	2,904,051
Total				$111,256,532

* Party-in-interest
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SUPPLEMENTAL SCHEDULE II

SCHEDULE OF REPORTABLE TRANSACTIONS

I. Single transactions exceeding 5% of assets.

NONE

II. Series of transactions exceeding 5% of assets involving property other than securities.

NONE

III. Series of transactions of same issue exceeding 5% of assets.

NONE

IV. Transactions exceeding 5% of assets in conjunction with same person involved in reportable single transactions.

NONE

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION 401(k)
AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
(Plan Administrator)

By: J. William Hamer, Jr.
J. William Hamer, Jr.
Senior Vice President, Human Resources

Date: June 4, 2002

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 4, 2002, relating to the financial statements of Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 26, 2002